FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                         For the period 12 May, 2005


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]



Exhibit Numbers

No.1  Holding(s) in Company announcement dated 17 March, 2005
No.2  Holding(s) in Company announcement dated 22 March, 2005
No.3  Director Shareholding announcement dated 4 April, 2005
No.4  Director Shareholding announcement dated 4 April, 2005
No.5  Holding(s) in Company announcement dated 4 April, 2005
No.6  Holding(s) in Company announcement dated 15 April, 2005
No.7  Holding(s) in Company announcement dated 18 April, 2005
No.8  Notice of Trading Update announcement dated 19 April, 2005
No.9  Doc Re Annual Report announcement dated 22 April, 2005
No.10 First Quarter 2005 Trading Update announcement dated 6 May, 2005


Exhibit No.1

                            SCHEDULE 10

              NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK (4,299,300 SHARES)

BANQUE INTERNATIONALE A LUXEMBOURG (2,436,500 SHARES)

BANQUE NATIONALE DE PARIS (305,386 SHARES)

BERMUDA TRUST (DUBLIN) LTD (1,412,400 SHARES)

BNY (OSC) NOMINEES LIMITED A/C: 219021 (4,125,665 SHARES)

CHASE NOMINEES LIMITED (27,927,637 SHARES)

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD (5,405,427 SHARES)

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C: 771401 (767,856 SHARES)

ICCRI BANCA FEDERALE EUROPEA (5,331,000 SHARES)

MELLON NOMINEES (UK) LTD (1,470,700 SHARES)

MSS NOMINEES LIMITED A/C: 813812 (2,061,449 SHARES)

MSS NOMINEES LIMITED A/C: 823654 (9,253,169 SHARES)

MSS NOMINEES LIMITED A/C: 823666 (7,178,912 SHARES)

NORTRUST NOMINEES LIMITED (32,658,752 SHARES)

NORTRUST NOMINEES LIMITED A/C: BOCPF (2,981,873 SHARES)

PICTET & CIE (2,483,794 SHARES)

STATE STREET NOMINEES LIMITED (8,708,347 SHARES)

CHASE NOMINEES LIMITED (23,083,751 SHARES)

SCHRODER NOMINEES LIMITED (58,891,391 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

16 MARCH 2005
11) Date company informed

16 MARCH 2005

12) Total holding following this notification

200,783,309 SHARES
13) Total percentage holding of issued class following this notification

10.590%
14) Any additional information


15) Name of contact and telephone number for queries
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC-020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 17 MARCH 2005

Exhibit No 2
                      SCHEDULE 10

            NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



REGISTERED NAME                       MANAGEMENT COMPANY                                     NUMBER OF SHARES

JP MORGAN, BOURNEMOUTH                FIDELITY INVESTMENTS INTERNATIONAL                        1,214,693

BROWN BROS HARRIMN LTD LUX            FIDELITY INTERNATIONAL LIMITED                            82,294,569

NORTHERN TRUST LONDON                 FIDELITY INTERNATIONAL LIMITED                             389,860

JP MORGAN, BOURNEMOUTH                FIDELITY INVESTMENT SERVICES LIMITED                      21,358,452

JPMORGAN CHASE BANK                   FMR CORP                                                    30,000

JP MORGAN, BOURNEMOUTH                FIDELITY PENSION MANAGEMENT                               5,970,747

NORTHERN TRUST LONDON                 FIDELITY PENSION MANAGEMENT                                330,255



5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

14,895,200

8) Percentage of issued class

0.79%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

21 MARCH 2005

12) Total holding following this notification

111,588,576 SHARES

13) Total percentage holding of issued class following this notification

5.89%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 22 MARCH 2005

Exhibit No 3

4 April 2005
Directors' Interests
Cookson Group plc


In accordance with the rules of the Cookson Group Long-Term Incentive Plan (the "Plan") the executive Directors of Cookson Group plc have received an allocation of Performance Shares under the Plan. Nick Salmon, Chief Executive, has chosen to invest a portion of his annual incentive in Company Shares and as a result has received an allocation of Matching Shares.

Performance Shares were allocated to executive Directors on 4 April 2005, based upon the mid-market closing price for shares in Cookson Group plc on 1 April 2005, of 39.75 pence.



Director                                           Performance Shares

G C Cozzani                                        851,724
D H Millard                                        906,918
N R Salmon                                         1,166,038



In addition, in accordance with the rules of the Plan, the executive Directors were invited to invest all or part of their annual incentive in shares in the Company in return for which they would be granted an award of shares ("Matching Shares"). Mr Salmon elected to invest part of his 2004 annual incentive in shares in the Company and, as earlier notified, today purchased 152,780 shares. As a result Mr Salmon was today allocated 579,645 Matching Shares. Awards under the Plan will normally vest on or shortly after the third anniversary of the award date. The proportion of an award that vests will be subject to the attainment of certain performance conditions relating to the performance of the Company over the three financial years to which the award relates. As a result of these allocations of Performance and Matching Shares, the revised share and share option interests of the respective Directors in the shares of Cookson Group plc are as follows:-



Director                  Existing Performance      2005 allocation of        2005 allocation of        Total Allocation of Total
                          Shares allocated under    Performance Shares under  Matching Shares under the Performance Shares  Allo-
                          the Long-Term Incentive   the Long-Term Incentive   Long-Term Incentive Plan                      cation
                          Plan                      Plan                                                                    of
                                                                                                                            Matching
                                                                                                                            Shares

G C Cozzani               559,147                   851,724                   0                         1,410,871             0
D H Millard               579,882                   906,918                   0                         1,486,800             0
N R Salmon                401,022                   1,166,038                 579,645                   1,567,060       579,645

Director                  Current Shareholdings     Current Share Option      Deferred Shares allocated
                                                    Holdings                  under the 2001-2003
                                                                              Mid-Term Incentive Plan

G C Cozzani               158,028                   3,257,421                 151,338
D H Millard               399,999                   3,621,598                 149,322
N R Salmon                152,780                   0                         0


Cookson Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600
Web: www.cooksongroup.co.uk

Exhibit No 4
                                  SCHEDULE 11

            NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

NICHOLAS ROBIN SALMON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NICHOLAS ROBIN SALMON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

7) Number of shares/amount of
stock acquired

152,780

8) Percentage of issued class

LESS THAN 0.01%

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1 PENCE EACH

12) Price per share

39.25 PENCE PER SHARE

13) Date of transaction

4 APRIL 2005

14) Date company informed

4 APRIL 2005

15) Total holding following this notification

152,780 ORDINARY 1p SHARES

16) Total percentage holding of issued class following this notification

LESS THAN 0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
   020 7061 6565

25) Name and signature of authorised company official responsible for making this notification
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of Notification.................................. 4 APRIL 2005

Exhibit No 5

                             SCHEDULE 10

                 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired
9,331,043

6) Percentage of issued class
0.49%

7) Number of shares/amount of stock disposed
N/A
8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

1 APRIL 2005

11) Date company informed

4 APRIL 2005

12) Total holding following this notification

191,422,392 SHARES

13) Total percentage holding of issued class following this notification

10.09%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
 TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 4 APRIL 2005

Exhibit No 6


                           SCHEDULE 10

                NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired
N/A

6) Percentage of issued class
N/A

7) Number of shares/amount of stock disposed
11,072,205
8) Percentage of issued class

0.58%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

14 APRIL 2005

11) Date company informed

15 APRIL 2005

12) Total holding following this notification

181,237,223 SHARES

13) Total percentage holding of issued class following this notification

9.56%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
  TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 15 APRIL 2005

Exhibit No 7

                      SCHEDULE 10

            NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTERED NAME                       MANAGEMENT COMPANY                                     NUMBER OF SHARES

BROWN BROS HARRIMN LTD LUX            FIDELITY INTERNATIONAL LIMITED                            77,728,869

NORTHERN TRUST LONDON                 FIDELITY INTERNATIONAL LIMITED                             368,260

JP MORGAN, BOURNEMOUTH                FIDELITY INVESTMENT SERVICES LIMITED                      1,485,432

JPMORGAN CHASE BANK                   FMR CORP                                                    30,000

JP MORGAN, BOURNEMOUTH                FIDELITY PENSION MANAGEMENT                               5,639,547

NORTHERN TRUST LONDON                 FIDELITY PENSION MANAGEMENT                                311,955


5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

26,024,513

8) Percentage of issued class

1.37%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

18 APRIL 2005

12) Total holding following this notification

85,564,063 SHARES

13) Total percentage holding of issued class following this notification

4.51%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
   TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 18 APRIL 2005

Exhibit No 8

19 April 2005

Cookson Group plc - Notice of Trading Update

Cookson Group plc intends to provide its normal first quarter trading update on Friday 6 May 2005 at 7:00am. A conference call for shareholders and analysts will be held at 10:00am on that day. The call will be broadcast live on www.cooksongroup.co.uk

Cookson Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600
Web: www.cooksongroup.co.uk

Exhibit No 9

                      Cookson Group plc

Copies  of the  following  documents  have  been  submitted  to  the UK  Listing
Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7066 1000
- Annual Report for the year ended 31 December 2004

- Notice of Annual General Meeting to be held on 26 May 2005 including information relating to the proposed resolution to consolidate the current ordinary shares of 1p each into new ordinary shares of 10p each

- Proxy voting card

Exhibit No 10

6 May 2005

COOKSON GROUP plc - FIRST QUARTER 2005 TRADING UPDATE

Group

Turnover for the first quarter of 2005 was GBP387 million which was 1% lower than the same quarter a year ago with increases by the Ceramics and Electronics divisions being offset by a decrease in the Precious Metals division. Group operating profit before exceptional items of GBP21 million in the first quarter was GBP2 million lower than the first quarter of 2004 with an increase by the Ceramics division being offset by lower year-on-year contributions from the Electronics and Precious Metals divisions and from Joint Ventures.

Profit before tax and exceptional items of GBP13 million was GBP1.5 million lower than the first quarter last year at reported exchange rates. Profit before tax but after exceptional items was GBP10 million which was GBP6 million higher than last year. The charge for exceptional items consisted of GBP2 million for restructuring initiatives and a GBP1 million write-off of unamortised bank financing fees following the successful renegotiation of the Group's banking facilities in March 2005.

Ceramics

Steel production, to which approximately 70% of the Ceramics division's activities are linked, was virtually unchanged in its two largest markets - NAFTA and Europe - but increased by 14% in the fast growing Asia-Pacific region mainly due to a 24% rise in China. As a consequence of both increased volumes and higher average selling prices - primarily to recover raw material cost increases - turnover for the Ceramics division's Steel sector rose by 7% in the first quarter of 2005 over 2004.

Conditions in the Foundry and Industrial Processes sectors were generally sound and, collectively, turnover for these sectors was unchanged over 2005. Turnover in the Glass sector - excluding that of the European brick businesses sold last year - was up on last year. Low margin construction projects, where the division provides installation services to certain customers for re-lining work, decreased from the relatively high levels last year.

As a consequence, the Ceramics division's turnover of GBP175 million was 3% higher than the first quarter last year and up 6% on a like-for-like basis, i.e. excluding turnover of the European brick businesses. The increase in sales volumes and prices, together with lower overhead costs, more than offset higher raw material costs resulting in the division's operating profit rising GBP1.5 million to GBP13.5 million in the first quarter.

The plant rationalisation programme in the NAFTA region, which commenced in 2004, is nearing completion and the newly installed capacity in Mexico will be fully commissioned by the end of the first half. The planned restructuring of the division's South African operations is now underway and includes the relocation of all activities on to a single site. An operating exceptional charge of GBP1 million was raised in the first quarter for both of these initiatives and the financial benefits will begin to be fully derived from the third quarter of 2005.

Electronics

Turnover for the Electronics division of GBP152 million was 4% higher than the same quarter last year but, excluding the impact of passing on higher tin prices, turnover was up by 1%. Consistent with last year, activity levels in the Asia-Pacific region were buoyant. In both the USA and Europe, however, underlying demand weakened in January and February though stabilised in March.

Operating profit for the Electronics division for the first quarter of GBP7 million was GBP2 million lower than 2004. This shortfall was primarily due to lower profits from the Chemistry sector's semi-conductor copper activities and from the Laminates sector's European operations. Collectively, these areas contributed a GBP3 million operating profit shortfall vs. last year.

The performance of each sector was as follows:

- Assembly Materials: first quarter turnover of GBP67 million was 10% ahead of last year; however, excluding the impact of the c.30% year-on-year increase in the price of tin that was substantially passed on to customers , turnover for the sector increased by 2%. Operating profit was virtually unchanged in comparison with last year with profit growth in the sector's core activities being held back by lower sales and profits for high margin semi-conductor packaging products.

- Chemistry: sales of GBP52 million for the first quarter were 4% lower than last year for two principal reasons. Firstly, a decision was made to forego sales of certain low margin precious metals decorative coating products. Secondly, the sector experienced temporary de-stocking by its distributor of high margin copper damascene products for the semi-conductor market following a build up in inventory in the fourth quarter of 2004. This was exacerbated by the fact that there was an exceptionally high off-take of copper damascene in the first quarter last year when the distributor was also building inventory. The underlying demand for copper damascene, however, remains robust. Profitability was therefore negatively affected by these largely one-off events and operating profit was, as a result, lower than in the first quarter last year.

- Laminates: first quarter sales of GBP33 million were 7% higher than the same quarter last year, with strong growth in the Asia-Pacific region being pegged back by sales declines in the USA and, in particular, the European operations. The sector, however, operated marginally below break-even in the first quarter of the year, with virtually all of the profit shortfall vs. last year arising from the European operations. As outlined in the 2004 Preliminary Results announcement in March, the manufacturing site in Germany is in the process of being downsized under a Social Plan agreed with local unions. This will result in the production of laminates for the European market being centred on the plant in Sweden. The exceptional charge for this initiative of GBP7 million was taken in December 2004 and cost savings of some GBP3 million per annum will begin to accrue from the second half of the year. Further improvements in profitability are also expected to arise when production of the GETEK(R) range begins to ramp up in both the USA and Asia-Pacific.

Precious Metals

Trading conditions for the Precious Metals division remained difficult in the first quarter following a weak fourth quarter 2004 holiday buying season. In the division's US activities, sales were well down on a relatively buoyant first quarter last year with customer re-stocking levels at a low ebb. For the division's European operations, sales were also well down on the first quarter of 2004 due to both a weak retail environment in the UK and to some loss of market share in France following the significant downsizing in 2004 of its manufacturing facilities. As a consequence, turnover for the division of GBP60 million and net sales value of GBP23 million (turnover less precious metals content) were down 22% on the first quarter of 2004.

Despite the sharp fall in turnover and net sales value, the negative impact on profits was mitigated by the significant benefits of the recently completed restructuring of the European operations and operating profit for the first quarter of GBP0.5 million was GBP0.5 million lower than last year.

In response to the weak market conditions in the US and to Tiffany increasing its level of in-house manufacture, management is now implementing an 8% reduction in its US workforce and consolidating the majority of its North American activities on to a single site, realising annualised savings of GBP3 million which will begin to flow from the second half of the year. This has resulted in a one-off exceptional charge of GBP1 million in the quarter.

Joint Ventures

Attributable profits after tax of the Group's Joint Ventures were nil in the first quarter of 2005 with the Chemistry sector's Japanese joint venture accounting for all of the GBP1 million shortfall over the first quarter of 2004. This shortfall was anticipated following an exceptionally high level of equipment sales and profits in the first quarter of 2004.

Outlook

Trading conditions in the steel and electronics industries are expected to remain basically unchanged for the second quarter and management has assumed a similar pattern for the remainder of the year. For the Precious Metals division, it has been assumed that market conditions will not deteriorate any further and that there will be a more normal holiday buying season. Based on these assumptions, and in light of the cost saving and market share initiatives both currently underway and planned for the second half of the year, the expectation for an improvement in profitability for the year as a whole remains unchanged.

A conference call for  shareholders and analysts will be held at 10:00am UK time
on   Friday   6th   May   2005.   The   call   will   be   broadcast   live   on
www.cooksongroup.co.uk.

Shareholder/analyst enquiries:
Nick Salmon, Chief Executive               020 7061 6500
Dennis Millard, Group Finance Director     020 7061 6500

Media enquiries:
John Olsen, Hogarth Partnership            020 7357 9477

About Cookson Group

Cookson Group is a leading materials science company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Ceramics, Electronics and Precious Metals. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs some 16,000 people in more than 35 countries and sells its products in over 100 countries

Cookson Group plc, 265 Strand, London WC2R 1DB
Tel: 020 7061 6500 Fax: 020 7061 6600
www.cooksongroup.co.uk

NOTES ON FINANCIAL INFORMATION

The financial information set out in the above announcement is preliminary and unaudited and profits have been rounded off to the nearest half million pounds. The financial information has been compiled under International Financial Reporting Standards ("IFRS"). A reconciliation between IFRS and UK GAAP for the first quarters of 2004 and 2005 is set out below.

Unless stated otherwise, operating profit is stated before exceptional items(1) and turnover and operating profit comparisons are at constant exchange rates, i.e. 2004 results have been restated using 2005 exchange rates; nevertheless, the impact of exchange rate variations on the Group's turnover and operating profit has not been material.

Reconciliation between IFRS and UK GAAP: Q1 2005 and Q1 2004


                                                                                                      Q1 2005           Q1 2004
                                                                                                         GBPm              GBPm

Turnover - Under UK GAAP                                                                                  395               404
Less: turnover of Joint Ventures (IAS 1)                                                                  (8)              (13)
Turnover - under IFRS                                                                                     387               391
Operating profit before exceptional items and amortisation of                                           22.0.             24.0.
intangibles under UK GAAP

IFRS adjustments                                                                                        (1.5)             (1.5)
      Share option charge (IFRS 2)                                                                      (1.0)             (0.5)
      Joint Ventures: profit stated after tax and interest (IAS 1)                                         -.             (1.0)
      Others, including pension and holiday pay (IAS 19) and marking-to-market tin hedging              (0.5)                -.
      contracts (IAS 39) (2)

Operating profit before exceptional items(1) and amortisation of                                         20.5             22.5.
intangibles under IFRS

Net interest charge under IFRS                                                                          (7.5)             (8.0)
      Net interest charge under UK GAAP                                                                 (6.5)             (6.5)
      Add back: deferred income on interest rate swaps (IAS 39) (2)                                     (1.0)             (1.5)

Profit before tax and exceptional items(1) and amortisation of                                           13.0              14.5
intangibles under IFRS



(1) Exceptional items as defined under UK GAAP.
(2) Based on early adoption of IAS 39, i.e. with effect from 1 January 2004.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements about Cookson. Although the Company believes its expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those in such statements, certain of which are beyond the control of Cookson.




                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 12th May, 2005